Exhibit 3

Execution Copy

GUARANTY

This irrevocable guaranty (“Guaranty”) is entered into as of __ 2013, by Orckit-Corrigent Ltd., an Israeli company (“Guarantor”), in favor of Networks3 Inc., a Delaware corporation ("Payee").

Whereas,	Orckit Communications Ltd. ("Maker") has issued the Payee a Subordinated Promissory Note ("Note"), a copy of which is attached hereto as Annex A;

Whereas,
under the Note the Maker promised to pay to Payee an original principal amount of US$500,000 when due, including accrued interest on the principal amount outstanding at a rate set forth in the Note until the same becomes due and payable, all in accordance with the terms of the Note;

Whereas,	the Guarantor is a wholly owned subsidiary of the Maker and derives direct or indirect benefits as a result of the Maker entering into the Note; and

Whereas,
the Guarantor agrees to guarantee the full payment by the Maker of the outstanding Principal and accrued and unpaid Interest under the Note and any and all other obligations of the Maker arising under the Note (collectively, the "Maker's Obligations"), all subject to the terms and conditions set forth in this Guaranty;

Now, Therefore, the Guarantor hereby represents, warrants, covenants and agrees as follows:

1.	Definitions; Interpretation

1.1	Capitalized terms used but not otherwise defined herein shall have the meanings given them in the Note.

1.2	The headings in this Guaranty do not affect its interpretation.

2.	Guaranty

2.1
The Guarantor hereby irrevocably guarantees to Payee the prompt and complete payment and performance when due (whether upon the Maturity Date, acceleration, redemption or otherwise) of all of the Maker's Obligations under the Note.

2.2	The Guarantor's obligations hereunder are independent of the Maker's obligations and the liability of Guarantor hereunder is exclusive and independent of any other guaranty by any other guarantor.

2.3	This Guaranty is a guaranty of payment when due and not of collectability. This Guaranty is a primary obligation of Guarantor and not merely a contract of surety.

3.	Term

The Guarantor's guaranty pursuant to Section 2.1 will automatically and unconditionally terminate once the Maker's Obligation's under the Note have been paid, released or otherwise discharged in full. Without derogating from the aforementioned, upon termination, Payee will take all necessary actions, including the granting of releases and waivers to effectuate the release of the Guarantor's obligations under this Guaranty.

4.	Representations and Warranties

Guarantor hereby represents and warrants that: (i) the Guarantor is a company duly organized, and validly existing under the laws of the State of Israel; (ii) has all requisite power and authority to execute and deliver this Guaranty and to perform its obligations hereunder; and (iii) the execution, delivery and performance by Guarantor of this Guaranty do not contravene Guarantor’s incorporation documents or any law or any contractual restriction binding on or affecting Guarantor.

5.	General Waivers

5.1
The Guarantor hereby waives any right: (i) to require Payee to proceed against the Maker with any rights it may have against the Maker; (ii) to require Payee to enforce any remedy that Payee has against the Maker or to realize any other security; or (iii) to participate in any security held by Payee.

5.2
Without limitation on the generality of the foregoing, the Guarantor hereby waives any rights it may have under Sections 8(1), 12 and 15 of the Israeli Guarantee Law, 5727-1967 (“Israeli Guarantee Law”) and the provisions of Sections 8(1), 12 and 15 of the Israeli Guarantee Law shall not apply to the Guarantor or to this Guaranty.

5.3
Guarantor hereby waives, for the benefit of Payee: any right to require any beneficiary, as a condition of payment or performance by Payee, to proceed against the Maker or any other person, proceed against or exhaust any security held from the Maker, any such other guarantor or any other person, any legal or equitable discharge of such Guarantor's obligations hereunder, the benefit of any statute of limitations affecting such Guarantor's liability hereunder or the enforcement hereof, and promptness, diligence and any requirement that any beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, and any defenses or benefits that may be derived from or afforded by law which generally limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof. Notwithstanding the aforesaid, the Guarantor may assert any defense, set-off or counterclaim that the Maker may have against any claims made by Payee.

6.	Subrogation

6.1
Until the final payment in cash and performance in full of all of the Maker's Obligations, the Guarantor shall not exercise any rights against the Maker arising as a result of payment by the Maker hereunder, by way of subrogation, reimbursement, restitution, contribution or otherwise, and will not prove any claim in competition with Payee in respect of any payment hereunder in any bankruptcy or insolvency proceedings; the Guarantor will not claim any set-off, recoupment or counterclaim against the Maker in respect of any liability of the Guarantor to the Maker; and the Guarantor, waives any benefit of, and any right to participate in, any collateral security which may be held by Payee.

6.2
The payment of any amounts due with respect to any indebtedness of the Maker towards the Guarantor for money borrowed or credit received now or hereafter owed to the Guarantor is hereby subordinated to the prior payment in full of all of the Maker's Obligations. The Guarantor agrees that, after the occurrence of any default in the payment or performance of any of the Maker's Obligations in accordance with the terms of the Note, the Guarantor will not demand, sue for or otherwise attempt to collect any such indebtedness of the Maker to the Guarantor until all of the Maker's Obligations shall have been paid in full.  If, notwithstanding the foregoing sentence, the Guarantor shall collect, enforce or receive any amounts in respect of such indebtedness while any of the Maker's Obligations are still outstanding, such amounts shall be collected, enforced and received by the Guarantor as trustee for Payee and be paid over to Payee on account of the Maker's Obligations without affecting in any manner the liability of the Guarantor under the other provisions of this Guaranty.

7.	No Waiver; Amendments

No failure on the part of Payee to exercise, no delay in exercising and no course of dealing with respect to, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. This Guaranty may not be amended or modified except by written agreement between Guarantor and Payee.

8.	Withholding

All payments made hereunder by the Guarantor will be made subject to applicable withholding for any taxes, levies, fees and other deductions required under any applicable law.

9.	Notice

Any notice or other communication herein required or permitted to be given shall be in writing and may be delivered in person or sent by fax transmission or by mail, registered or certified, return receipt requested, postage prepaid and addressed as follows:

If to Guarantor: with a copy (which shall not constitute notice) to If to Payee: with a copy to:
Orckit Communications, Ltd.
126 Yigal Alon Street
Tel-Aviv 67443
Israel
Attention:  Chief Executive Officer

Goldfarb Seligman & Co
98 Yigal Alon Street
Tel Aviv 67891
Israel
Attention: Adam Klein

Networks3 Inc.
c/o Arnold & Porter LLP
555 12th Street NW
Washington DC  20004-1206
United States of America
Attention:  Chief Executive Officer

Meitar Liquornik Geva & Leshem Brandwein
16 Abba Hillel Silver Road
Ramat Gan 52506
Israel
Attention: Raanan Lerner

or at such other address as may be substituted by notice given as herein provided.  Every notice or other communication hereunder shall be deemed to have been duly given or served: if hand delivered - at the time of delivery, if sent by post- on the fifth Business Day after the date it is posted and if sent by fax - on receipt by the sender of a transmission report showing the successful transmission of the whole of the relevant notice.

10.	Entire Agreement

This Guaranty constitutes and contains the entire agreement between the Guarantor and Payee and supersedes any and all prior agreements, negotiations, correspondence, understandings and communications between the Guarantor and Payee, whether written or oral, respecting the subject matter hereof.

11.	Severability

If any provision of this Guaranty is held to be unenforceable under applicable law for any reason, it shall be adjusted, if possible, rather than voided in order to achieve the intent of the Guarantor and Payee to the extent possible. In any event, all other provisions of this Guaranty shall be deemed valid and enforceable to the full extent possible under applicable law.

Execution Copy

12.	Assignment

This Guaranty shall be binding upon and inure to the benefit of Guarantor and Payee and their respective successors and assigns, except that neither the Guarantor nor Payee will have the right to assign its rights hereunder or any interest herein without the prior written consent of the other party.

13.	Governing Law

The terms of the Note regarding governing law and jurisdiction will apply to this Guaranty.

14.	This Guaranty and the obligations of Guarantor hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for:

14.1
any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy with respect to the Maker's Obligations.

14.2	any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof or of the Note.

14.3
Payee’s consent to the change, reorganization or termination of the corporate structure or existence of the Maker or any of its subsidiaries and to any corresponding restructuring of the Maker's Obligations.

14.4	any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Maker's Obligations.

IN WITNESS WHEREOF, this guaranty is executed and delivered by its duly authorized officer as of the date first set forth above.

GUARANTOR: ORCKIT -CORRIGENT LTD. By: ___________________________ Name: ___________________________ Title: ____________________________